Exhibit 3
DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 13, 2009 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the three months ended March 31, 2009. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes forward-looking information. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking information. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in, or incorporated by reference into, this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A.
In particular, this MD&A contains forward-looking information pertaining to the following:
•	the estimates of Denison’s mineral reserves and mineral resources;

•	uranium and vanadium production levels;
•	capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs;
•	expectations of market prices and costs;

•	supply and demand for uranium and vanadium;

•	possible impacts of litigation on Denison;
•	exploration, development and expansion plans and objectives;
•	Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and
•	receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
Denison’s actual results could differ materially from those anticipated in this forward-looking information as a result of the following and as a result of the risk factors set forth in this MD&A:
•	volatility in market prices for uranium and vanadium;

•	changes in foreign currency exchange rates and interest rates;

•	liabilities inherent in mining operations;

•	uncertainties associated with estimating mineral reserves and resources;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	delays in obtaining permits and licenses for development properties;

•	competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of acquisitions; and

•	geological, technical and processing problems.
These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This MD&A uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
OVERVIEW
Denison, formerly International Uranium Corporation (“IUC”), was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA. Pursuant to the arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for the Company’s shares at a ratio of 2.88 common shares of the Company for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex (“Amex”) under the symbol “DNN”.
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining projects in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a global portfolio of exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments, in Australia and the United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months ended March 31, 2009, and 2008.

	Three Months Ended	Three Months Ended
	March 31,	March 31,
(in thousands)	2009	2008

Results of Operations:
Total revenues	$21,998	$18,181
Net income (loss)	(1,327)	(10,462)
Basic and diluted earnings (loss) per share	(0.01)	(0.06)

	As at March 31,	As at December 31,
	2009	2008

Financial Position:
Working capital	$61,001	$34,655
Long-term investments	7,788	10,691
Property, plant and equipment	710,044	717,433
Total assets	885,439	884,933
Total long-term liabilities	$241,743	$248,947
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $1,327,000 ($0.01 per share) for the three months ended March 31, 2009 compared with a net loss of $10,462,000 ($0.06 per share) for the same period in 2008.
Revenues totaled $21,998,000 for the 2009 period compared with $18,181,000 for 2008. Expenses totaled $32,288,000 in 2009 compared with $24,287,000 for the 2008 period. Net other income totaled $5,627,000 for the three months ended March 31, 2009 compared with $2,226,000 for the same period in 2008.
Revenues
Uranium sales revenue for the quarter was $20,338,000. Sales from U.S. production were 225,000 pounds U3O8 at an average price of $66.03 per pound. Sales of Canadian production were 98,000 pounds U3O8 at an average price of $49.91 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $528,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency translation.
Uranium sales revenue in the 2008 period totaled $16,178,000 from the sale of 50,000 pounds U3O8 from U.S. production at an average price of $90.25 per pound and the sale of 147,000 pounds U3O8 from Canadian production at an average sales price of $71.54 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $906,000.
Denison marketed its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”) until the end of 2008. Commencing in 2009, Denison markets its share of McClean Lake production directly except for one joint contract under which it will deliver approximately 400,000 pounds in 2009 and 40,000 pounds in 2010, all of which is priced at 80% to 85% of the quoted spot price. This is the only remaining contract for Canadian production.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
In addition to the contract noted above, the Company currently has three other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production up to a total of 6.5 million pounds with a minimum of 500,000 pounds in 2009, 750,000 pounds in 2010 and 1,000,000 pounds in 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. The price per pound under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound. The third contract is for delivery of 1,000,000 pounds of U3O8 over a period of five years beginning in 2011. The price under the contract is a combination of an escalated base price and published market price indicators at the time of delivery subject to escalated floors and ceilings.
Revenue from the environmental services division was $1,344,000 for the three months ended March 31, 2009 compared to $1,141,000 in the comparable 2008 period. Revenue from the management contract with Uranium Participation Corporation was $295,000 for the three months ended March 31, 2009 compared to $839,000 in the same period in 2008.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 745,000 pounds U3O8 for the three months ended March 31, 2009 compared with 591,000 pounds U3O8 for the three months ended March 31, 2008. Denison’s 22.5% share of production totaled 168,000 and 133,000 pounds respectively.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately CDN$58 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization, depletion and depreciation costs. Canadian production costs for the quarter were $48.70 (CDN$60.61) per pound U3O8 including $24.58 (CDN$30.59) per pound U3O8 for amortization, depletion and depreciation costs.
Inventory from Canadian production was 92,000 pounds U3O8 at March 31, 2009.
The Company began processing conventional ore at the White Mesa mill on April 28, 2008. Production at the White Mesa mill from conventional ore was 308,000 pounds U3O8 for the three months ended March 31, 2009. The Company also produced 131,000 pounds V2O5 in the quarter. Vanadium production was lower in the quarter, because the mill processed ores from the Tony M mine which are uranium-only ores. Production costs for processing conventional ore in the quarter totaled $77.24 per pound U3O8 and vanadium equivalent including $44.29 per pound amortization, depletion and depreciation.
Inventory from U.S. production was 245,000 pounds U3O8 and 1,353,000 pounds V2O5 at March 31, 2009.
Operating costs include a write-down of $1,224,000 relating to the net realizable value of the Company’s vanadium inventory. Operating costs also include expenses relating to Denison’s environmental services division amounting to $1,354,000 in the three month period ended March 31, 2009 and $1,007,000 in the comparable period in 2008.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $353,000 for the three months ended March 31, 2009 compared with $809,000 for the same period in 2008. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has mill and mine capital allowances available or anticipated to shelter it from the tiered royalty at current uranium prices until late in 2009.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S. and Mongolia. For the three months ended March 31, 2009 exploration expenditures totaled $2,077,000 compared to $6,509,000 for the three months ended March 31, 2008.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. Denison is also participating in a total of 30 other exploration projects concentrating in the productive southeast margin of the Athabasca Basin including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $2,214,000 of which $1,856,000 was expensed in the statement of operations for the three months ended March 31, 2009. For the three months ended March 31, 2008, exploration spending totaled $6,410,000 of which $5,928,000 was expensed for the three months ended March 31, 2008.
Exploration expenditures of $217,000 for the three months ended March 31, 2009 ($329,000 for the three months ended March 31, 2008) were spent in Mongolia on the Company’s joint venture. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred.
General and Administrative
General and administrative expenses were $4,322,000 for the three months ended March 31, 2009 compared with $3,563,000 for the three months ended March 31, 2008. The increase was primarily due to increased personnel expenses during the quarter. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled $5,627,000 for the three months ended March 31, 2009 compared with $2,226,000 for the three months ended March 31, 2008. During the current period, this consists primarily of foreign exchange gains offset by interest expenses on the Company’s debt facilities.
Other income (expense) included interest incurred on company indebtedness of $689,000 for the three months ended March 31, 2009.
Income Taxes
The Company has provided for a current tax recovery of $1,308,000 and for a future tax recovery of $2,028,000. The current tax recovery relates primarily to the anticipated carryback of tax losses generated in 2009 to prior tax years totaling $1,280,000. The future tax recovery relates primarily to the recognition of previously unrecognized Canadian tax assets of $1,865,000.
Outlook for 2009
Mining and Production
Canada
No open pit mining activities are projected in 2009 at McClean Lake in northern Saskatchewan. Mining of the Caribou deposit, which was originally expected to commence in 2009, has been delayed at least a year after a review of the project’s economics at current uranium prices. Test mining using the bore hole mining technique, that has been the subject of three years of development, will continue in 2009.
At March 31, 2009, the McClean Lake mill ore stockpile had approximately 330,000 tonnes of ore containing 5.7 million pounds U3O8, with the Company’s share being 1.3 million pounds U3O8. Milling of the stockpiled ore from Sue E, Sue B and Sue A is ongoing and U3O8 production at McClean Lake in 2009 is expected to be 3,380,000 pounds U3O8, of which Denison’s share is 761,000 pounds.
Development of the Midwest project has been postponed due to the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating cost and the current market for uranium. The regulatory process for the project, which has been ongoing since December 2005, will be continued through 2009, as well as the engineering for Midwest. This will enable the project to be advanced to the stage that it is ready to be developed quickly when the economic conditions improve. The status of the project will be reviewed every six months.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
United States
Three mines are operating on the Colorado Plateau with production from the Pandora, West Sunday and Beaver mines. Four mines remain on active care and maintenance including the Topaz, Rim and Sunday mines on the Colorado Plateau, and the Tony M mine in the Henry Mountains complex. The conditions of these mines are being maintained in a state to resume mining operations quickly when uranium prices improve or the Company is able to obtain new sales contracts at prices sufficient to justify re-opening the mines.
Production from the mines in operation is being hauled to Denison’s White Mesa mill. At March 31, 2009, a total of 81,000 tons remain on the stockpile at the mill, excluding alternate feed stockpiles.
At the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona, the air quality permitting process is ongoing, but the Company is unable to determine the length of time required to receive the permit. Once the permit is received, mine production should be able to commence within six months.
The White Mesa mill processed conventional ore for the first three months in 2009. In April, the mill was shut down for planned maintenance. The mill will process conventional ore for at least the month of May to produce enough uranium to meet the committed contract share of 500,000 pounds for 2009. The construction of the new $5.0 million alternate feed circuit is on schedule with start-up anticipated in June 2009. Production from this circuit is anticipated to be up to 160,000 pounds in 2009. The Company expects to produce 0.5 to 0.8 million pounds of U3O8 and 0.5 million pounds of V2O5 at the White Mesa mill in 2009.
Sales
The Company expects to be in a position to sell 1.2 to 1.3 million pounds of U3O8 in 2009 including 0.5 to 0.6 million pounds from U.S. production. It also anticipates selling 1.5 million pounds of vanadium.
Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in 33 exploration projects, primarily located in the southeast part of the Basin and within trucking distance of all the three operating mills in the area. On Denison’s operated and non-operated projects, a total of approximately 25,000 metres of drilling was carried out this winter. Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly, Waterfound and McClean projects, where 74 holes totaling approximately 18,640 metres in aggregate were drilled. Denison completed a drill program of 14 holes totaling approximately 6,620 metres on its 60% owned Wheeler River project.
A major and significant discovery has been made on Wheeler River with the winter drill program identifying significant mineralization over a distance of 700 metres. This mineralization is virtually identical in composition, mineralogy, and grade to that of the McArthur River orebodies, and occurs in the same geological environment. The mineralization is open along strike, and also across strike. The Company believes that this is the most significant McArthur River style mineralization yet discovered in the basin since the discovery of McArthur River in 1988. A summer 2009 drill program is planned totaling 5,500 metres. One drill rig will be dedicated to the program this summer, and at least two rigs are planned for winter 2010, with one full time dedicated to development drilling of this exciting discovery.
Denison’s exploration spending in 2009 in the Athabasca Basin is expected to total $7,700,000.
Southwest United States
Denison is carrying out two exploration programs near its West Sunday and Pandora mines.
Mongolia
The Mongolia program will be a combination of limited exploration drilling and engineering type studies in the area of the initial test ISR well fields. In April 2009, the GSJV exploration licences were extended for a three-year period.
Zambia
Based on the results of the alkaline leach pilot plant test work and heap leach test work, which was undertaken in parallel with the pilot plant work, a decision has been made to change the processing flow sheet from the alkaline leach to an acid heap leach flowsheet. The acid heap leach provides similar recoveries to the alkaline leach, but at much lower capital and operating cost. The acid leach is also more flexible given the distance between the Mutanga and Dibwe orebodies.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison will be completing a feasibility study on the heap leach in the second quarter 2009. This document, along with an Environmental Report, will form the basis for the mining application which will be submitted shortly thereafter. There is no exploration or other development activities planned for 2009.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $2,505,000 at March 31, 2009 compared with $3,206,000 at December 31, 2008. The decrease of $701,000 was due primarily to expenditures of $10,372,000 for property, plant and equipment, and cash used in operations of $30,005,000 financed by proceeds from investment sales of $3,222,000 and the issue of new common shares of $36,927,000.
Net cash used in operating activities was $30,005,000 during the three months ended March 31, 2009. Net cash from operating activities is comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $11,217,000 in trade and other receivables, an increase of $10,518,000 in inventories, and a decrease in accounts payable and accrued liabilities of $11,427,000. The increase in trade and other receivables is primarily the result of the timing of uranium sales in the period. The increase in inventories consists primarily of the increase in ore in stockpile, work in progress and finished goods. The decrease in accounts payable and accrued liabilities is the result of decreased activity in the period.
Net cash used in investing activities was $7,979,000 consisting primarily of expenditures on property, plant and equipment of $10,372,000 and proceeds from investment sales of $3,222,000.
Net cash from financing activities consisted of $496,000 from debt obligations and $36,927,000 from the issue of common shares.
In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $701,000 during the quarter.
The Company has in place a $125,000,000 revolving term credit facility. The facility is repayable in full on June 30, 2011. The borrower under the facility is DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.
The Company is required to maintain the following financial covenants on a consolidated basis:
•	Minimum tangible net worth of $450,000,000 plus 50% of positive quarterly net income and 50% of net proceeds of all equity issues after December 31, 2007;
•
Maximum ratio of total net debt to earnings before interest, taxes, depreciation and amortization and other allowed adjustments as defined in the credit agreement (“EBITDA”), of 3.5 to 1.0 for each fiscal quarter starting with the fiscal quarter ending December 31, 2008 and including the fiscal quarter September 30, 2009 and 3.0 to 1.0 for each fiscal quarter thereafter. EBITDA is calculated on a rolling four quarters’ basis commencing with the third quarter 2008;

•	Minimum interest coverage ratio of 3.0 to 1.0 using rolling EBITDA and rolling interest expense for each fiscal quarter starting with the fiscal quarter ending December 31, 2008; and
•	Minimum current ratio of 1.1 to 1.0.
Interest payable under the facility is bankers’ acceptance rate or London Interbank Offered Rate (“Libor”) plus a margin or prime rate plus a margin. The margin used is between 75 and 275 basis points depending on the credit instrument used and the magnitude of the net total debt to EBITDA ratio (the “ratio”). The facility is subject to a standby fee of 60 to 75 basis points depending upon the ratio. A standby fee of 75 basis points applies in all circumstances where the amounts drawn under the facility are less than $62,500,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
As of the date hereof, the Company is in compliance with all covenants.
Based on the Company’s current financial projections, a breach of the total net debt to EBITDA covenant is possible by the fourth quarter of 2009 (see note 1 to the consolidated financial statements).
In April 2009, the Company entered into a non-binding memorandum of understanding (“MOU”) with Korea Electric Power Corporation (“KEPCO”) to issue 58,000,000 common shares at a price of CDN$1.30. The MOU with KEPCO also stipulates that entities nominated by or affiliated with Denison’s chairman and interim CEO, Lukas Lundin, will acquire approximately 15,000,000 common shares at CDN$1.30. Total gross proceeds under this MOU is CDN$94,900,000.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
The Company has also provided temporary revolving credit facilities to UPC which generate interest and stand-by fee income. No such facilities were in place during the three month period ended March 31, 2009 or 2008.
The following transactions were incurred with UPC for the periods noted:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2009	March 31, 2008

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$295	$616
Commission fees on purchase and sale of uranium	—	223

Total fees earned from UPC	$295	$839

At March 31, 2009, accounts receivable includes $173,000 due from UPC with respect to the fees indicated above.
During the three months ended March 31, 2009, the Company incurred management and administrative service fees of $15,000 (three months ended March 31, 2008: $44,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At March 31, 2009, no amount was due to this company.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OUTSTANDING SHARE DATA
At May 13, 2009, there were 226,045,415 common shares issued and outstanding, stock options outstanding to purchase a total of 5,581,350 common shares and warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 241,191,680 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. This standard is effective for fiscal years beginning on or after October 1, 2008 and requires retroactive application to prior period financial statements. There was no impact to the Company’s financial statements from the adoption of this standard.

b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties in the period and no impairment adjustments were required.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that changeover for publicly-listed companies to adopt IFRS, replacing Canada’s own GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.
In 2008, the Company undertook an IFRS diagnostic study with a view to assessing the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS. A number of key accounting areas where IFRS differs from current accounting policies and accounting alternatives in those and other key accounting areas were reviewed. Over the course of 2009, the Company will evaluate the alternatives and analyze the impact upon the implementation of IFRS.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The IFRS diagnostic study also identified key system and business process areas that will be addressed as part of the conversion project. These include: the development of an accounting policy manual that defines the Company’s IFRS accounting policies; identification of the significant financial data required from the Company’s financial systems in order to define the transition adjustments and produce IFRS financial statements on an on-going basis; possible system modifications; and maintenance of effective disclosure controls and controls over financial reporting throughout the IFRS transition period.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form and in the Company’s annual MD&A dated March 18, 2009 available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.